Exhibit 99.1

EARNINGS RELEASE

FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Ola Bøsterud	May 24, 2005
Sam R. Morrow
Christopher Møllerløkken
Phone: +47 6752 6400

US Investor Services:
Renee Sixkiller,
Phone: +1 281 509 8548

PGS Announces Unaudited First Quarter 2005 Results

Good momentum for 2005 – strong seismic outlook and pricing trends

     May 24, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE and NYSE: PGS) announced today its unaudited first quarter 2005 results under U.S. GAAP.

•	Operating profit substantially strengthened: Excluding Pertra and the Pertra sales gain, operating profit of $40.8 million, up $16.4 million (67%).

•	Enhanced financial structure and flexibility: Net interest bearing debt was reduced by $203 million in Q1 providing a stronger financial platform for future growth. PGS was also assigned a Ba3 credit rating by Moody’s and a B+ from Standard and Poor’s

•	Improved contract margins and multi-client late sales: Order backlog and current bidding levels form basis for expectations of improved contract performance throughout the year and a continued strong market into 2006 Strong Q1 sales of data offshore West Africa and in the North Sea and Gulf of Mexico

•	FPSO performance impacted by short-term factors: Riser problem on Varg field eliminated. Production disturbances caused by water separation issues on Petrojarl Foinaven/Foinaven field which will continue into Q2 and Q3

•	Pertra sold for $150.3 million gain: Due to a recent US accounting interpretation Pertra is not classified as discontinued operations but is included in reported numbers through February 2005

Petroleum Geo-Services ASA 738 Highway 6 South Suite 1000 Houston, TX 77079, USA	Phone:+1 281-509-8000 Fax: +1 281-509-8500	Petroleum Geo-Services ASA PGS-House Strandveien 4 N-1366 Lysaker, Norway	Phone: +47 6752 6400 Fax: +47 6753 6883

Key figures as reported

			Year ended
	Quarter ended March 31,		December 31,
	2005	2004	2004
(In millions of dollars)	Unaudited	Unaudited	Audited
Revenues	$285.0	$247.7	$1,129.5
Operating profit (loss)	189.6	35.5	35.7
Net income (loss)	155.4	(12.0)	(134.7)
Earnings (loss) per share ($ per share)	7.77	(0.60)	(6.74)
Adjusted EBITDA (as defined)	91.6	99.1	412.2
Net cash provided by operating activities	73.6	50.7	282.4
Cash investment in multi-client	(9.9)	(15.2)	(41.1)
Capital expenditures	(15.2)	(23.6)	(148.4)
Total assets (period end)	1,918.6	1,997.7	1,852.2
Cash and cash equivalents (period end)	332.1	113.1	132.9
Net interest bearing debt (period end)	$791.9	$1,064.1	$995.3

     Svein Rennemo, PGS Chief Executive Officer, commented, “Our first quarter results reflect the early positive effects of a strong improvement in the geophysical markets. At the end of first quarter 2005 our order backlog is substantially improving both in volume and associated expected margins. Current levels of market activity indicate that this will continue into 2006.

     With what we believe is the most effective seismic fleet in the industry we are well positioned to benefit from this buoyant market and the more favorable returns in the geophysical industry. Currently we see towed streamer contract margins this year improved 15 to 25 percentage points compared to average for 2004 with less variation in rates between regions.

     After the installation of the new Varg riser, the Petrojarl Varg FPSO is now producing as expected. We see an increased demand for FPSO solutions worldwide and are actively working to expand this business profitably both within and outside the North Sea.

     We have achieved a sound financial platform having significantly reduced our debt following the sale of Pertra. With this platform and improved earnings and cash-flow generation we are well positioned to realize our ambition to further grow and develop our two core businesses. We aim to do this through pursuing both organic growth and strategic opportunities within prudent financial management centered around improving ROCE and cash flow.”

Q1 Highlights

     PGS group

•	Revenues of $285.0 million, up $37.3 million (15%) from Q1 2004, driven by strong contract revenues and multi-client late sales in Marine Geophysical

•	Excluding Pertra and the Pertra sales gain, operating profit of $40.8 million, up $16.4 million (67%). Operating profit, as reported, of $189.6 million

•	Net income of $155.4 million compared to net loss of $12.0 million in Q1 2004

•	Cash flow from operations, $73.6 million, up $22.9 million from Q1 2004

•	Net interest-bearing debt reduced by $203 million to $792 million compared to $995 million at December 31, 2004

•	$175 million of the $250 million 8% Senior Notes called for repayment in April 2005 at 102% of par

     Marine Geophysical

•	Strong multi-client late sales totaling $42.2 million, up $13.5 million (47%) from Q1 2004. Sales were stronger than we anticipated at the beginning of the year, driven by West Africa and North Sea sales

•	Contract acquisition revenues totaling $91.6 million, up $20.2 million (28%) from Q1 2004

•	Margins improved in contract acquisition despite incurring a loss in our seafloor 4C operations and Ramform Valiant operating disturbances

•	Operating profit of $22.6 million, up $18.7 million from Q1 2004

•	Strong order backlog with March 31 contract backlog of $188 million compared to $170 million at the end of 2004

     Onshore

•	Performance as expected with operating profit of $1.9 million, up $0.2 million from Q1 2004

•	Awarded large transition zone project in Nigeria

•	Order backlog at March 31 of $108 million compared to $66 million at the end of 2004

     Production

•	Operating profit of $15.5 million, down $6.1 million from Q1 2004 mainly due to effect of the now resolved damage to Varg riser and lower Petrojarl Foinaven volumes:

•	New main riser successfully installed on the Varg field March 9, bringing Petrojarl Varg production back to normal after production being constrained to approximately 15,000 barrels per day since early November 2004

•	Revenues on Petrojarl Foinaven reduced by water/oil separation issues and related maintenance slowdown in March and natural field decline

•	Lower production on Petrojarl I due to natural field production decline

•	Revenues on Ramform Banff recognized based on minimum day rate provision

Outlook Full Year 2005

     Marine Geophysical

•	As a result of the marine 3D industry seismic fleet being near full capacity utilization streamer contract profitability is expected to further improve in Q2 and second half

•	The seafloor 4C crew is expected to incur a loss in Q2 but to improve in second half

•	North Sea season is expected to be strong and five PGS streamer acquisition vessels will operate in the region in Q2 and Q3

•	Due to exceptionally high sales in Q4 2004, and despite Q1 2005 sales exceeding Q1 2004 levels, full year 2005 multi-client late sales are still expected to be lower than 2004 levels

•	Cost levels impacted by increased fuel prices and depreciation of USD currency compared to 2004

     Onshore

•	Full year revenues and operating profit expected above 2004 levels

•	Start up of transition zone project in Nigeria rescheduled to Q3, due to customer preferences, resulting in a weak Q2

     Production

•	Total oil production from the four FPSOs for the full year is expected to be in line with or slightly lower than 2004.

•	Foinaven oil/water separation issues will continue to affect volumes in Q2 and will lower production in Q3 due to planned three week slowdown starting end July and two week shut down in September for installation of a system to re-inject produced water

•	Increased full year operating cost compared to 2004 due to increased maintenance costs on the FPSOs as the time since deployment on their respective fields is increasing and due to the depreciation of the US dollar compared to 2004

Sale of Pertra to Talisman completed

     On March 1, 2005, PGS sold its wholly-owned oil subsidiary, Pertra AS, to Talisman for a sales price of approximately $155 million. The Company recognized a $150.3 million gain from the sale, including the $2.5 million received to grant an option to make certain amendments to the charter and operating agreement for the Petrojarl Varg as described below.

     Pertra is consolidated in the Q1 2005 financial statements through February 2005 and the Pertra operations contributed revenues of $27.6 million (after adjusting for elimination of Petrojarl Varg compensation) and an operating loss of $1.5 million. Pertra has not been classified as discontinued operations in the Company’s historical financial statements reflecting a recent Emerging Issues Task Force interpretation relating to reporting of discontinued operations under U.S. GAAP.

     As part of the transaction, Talisman has agreed to share with PGS, on a 50/50 basis (post petroleum tax) for each of 2005 and 2006, their revenues from production of the Varg Field in excess of $240 million. These possible additional proceeds from the sale of Pertra have not been recognized in the consolidated financial statements since such proceeds are not certain.

     In connection with the sale, PGS entered into an agreement with Talisman under which the PL038 license holders have an option, at their discretion, to extend the term of the charter and operating agreement for the Petrojarl Varg until 2010. The option is exercisable until February 1, 2006, and if exercised the license owners will be obligated to pay a one time fee of $22.5 million and to guarantee a minimum of $190,000 per day in compensation for the use of Petrojarl Varg. PGS received $2.5 million at closing of the Pertra sale for granting this option. Under our existing contract with the PL038 license holders relating to the Petrojarl Varg, compensation consists of a fixed base day rate of $90,000 and a tariff of $6.30 per barrel produced. Subject to the option, PGS currently has the right to terminate the agreement if production from the Varg field falls below 15,700 barrels of oil per day.

Petroleum Geo-Services ASA and Subsidiaries (1)
Consolidated Statements of Operations

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	Unaudited	Unaudited	Audited
	(In thousands of dollars)
Revenues	$284,986	$247,703	$1,129,468

Cost of sales	171,973	135,260	632,750
Exploration costs	1,438	—	16,326
Research and development costs	2,518	557	3,419
Selling, general and administrative costs	17,466	12,740	64,816

Operating expenses before depreciation, amortization and other operating (income) expense	193,395	148,557	717,311
Depreciation and amortization	58,707	62,755	368,362
Gain on sale of subsidiary	150,318	—	—
Other operating (income) expense, net	(6,384)	886	8,112

Operating profit	189,586	35,505	35,683
Income from associated companies	—	810	668
Interest expense	(27,331)	(27,917)	(110,811)
Other financial items, net	5,705	(3,402)	(10,861)

	167,960	4,996	(85,321)
Reorganization items	—	(2,704)	(3,498)
Minority expense (benefit)	356	—	940
Income tax expense (benefit)	12,185	14,303	48,019

Income (loss) from continuing operations	155,419	(12,011)	(137,778)
Income from discontinued operations, net of tax	—	—	3,048

Net income (loss)	$155,419	$(12,011)	$(134,730)

Basic and diluted net income (loss) per share	$7.77	$(0.60)	$(6.74)

Weighted average basic and diluted shares outstanding	20,000,000	20,000,000	20,000,000

(1) This information has been prepared based on U.S. GAAP. The 2005 and 2004 interim financial information is unaudited.

(2) Adjusted EBITDA, when used by the Company, means net income (loss) before discontinued operations, taxes, minority interest, reorganization items, other financial items, interest expense, income from associated companies, other operating (income) expense, gain on sale of subsidiary and depreciation and amortization. See Support Tables for a more detailed discussion of and reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similary titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’ ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies.

Operations

     The Company, after the sale of Pertra, manages its business in three segments as follows:

•	Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing;

•	Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library; and

•	Production, which owns and operates four harsh environment FPSOs in the North Sea.

     Pertra was sold March 1, 2005; revenues and expenses of Pertra are included in consolidated revenues and expenses through February.

     Consolidated revenues in Q1 2005 were $285.0 million, an increase of $37.3 million or 15% compared to Q1 2004 ($247.7 million). The increase is primarily attributable to Marine Geophysical, where revenues increased $26.4 million reflecting increases of both contract revenues and multi-client late sales. Onshore revenues increased $8.7 million, while Production revenues decreased $5.6 million compared to Q1 2004. Pertra is included in consolidated revenues for Q1 2005 with revenues through February of $27.6 million compared to $34.6 million for the first three months of 2004. Elimination of inter segment revenues related to Petrojarl Varg was $9.1 million in Q1 2005 compared to $13.2 million in Q1 2004.

     Consolidated operating profit for Q1 2005 was $189.6 million compared to $35.5 million in Q1 2004. Operating profit for Q1 2005 includes a $150.3 million gain on sale of Pertra and, in addition $6.4 million of liabilities related to the Company’s UK leases was released and included in other (income) expense as further explained below. Marine Geophysical reported strong improvement in operating profit, offset by decreased Production and Pertra operating profits and increased corporate costs relating to mainly to weaker results for our captive insurance company and high activity in compliance/internal control (including Sarbanes-Oxley project) and business development projects.

     Marine Geophysical. Total revenues increased $26.4 million, or 22%, from $121.8 million in Q1 2004 to $148.2 million in Q1 2005.

     Multi-client late sales increased $13.5 million, or 47% from $28.7 million in Q1 2004 to $42.2 million in Q1 2005. The strong market for licensing of multi-client data continued and the increase from Q1 2004 related primarily to libraries offshore West Africa and in the North Sea.

     Multi-client pre-funding revenues decreased $6.2 million, or 52%, from $11.8 million in Q1 2004 to $5.6 million in Q1 2005. The decrease corresponds to a reduction in multi-client investment levels. Capitalized cash investments in multi-client library were $7.4 million in Q1 2005 compared to $12.8 million in Q1 2004, and pre-funding revenues as a percentage of cash investment was 76% in Q1 2005 compared to 92% in Q1 2004. Approximately 4% of total streamer capacity was used in multi-client acquisition compared to 17% in Q1 2004; an increase in multi-client data processing activity partially offset this decrease.

     Contract revenues increased $20.2 million, or 28%, from $71.4 million in Q1 2004 to $91.6 million in Q1 2005, primarily as a result of deploying a larger portion of the vessel capacity in contract acquisition. Approximately 81% of total streamer capacity was used for contract work in Q1 2005 compared to 67% in Q1 2004. Prices and margins for streamer contract work showed a clear positive development, but revenues in Q1 2005 were negatively impacted by: weather related disturbances and equipment damage on Ramform Valiant putting it out of production for close to three weeks; two vessel months at low margins to complete a 2004 survey offshore India; and a weak market for the Company’s seafloor 4C crew. Due to contract scheduling and our revenue recognition policy, the seafloor 4C crew is expected to record a loss in Q2 but to improve in second half of 2005.

     Marine Geophysical reported an operating profit of $22.6 million in Q1 2005 compared to $3.9 million in Q1 2004. This growth is a result of an increase in both contract revenues and multi-client sales combined with a lower amortization rates on multi-client sales due to a low book value of several surveys. Cost of sales increased $11.7 million compared to Q1 2004 due to, among other things, a $5.2 million reduction of cost capitalized as multi-client investment.

     Onshore. Total revenues increased $8.7 million, or 31%, from $28.3 million in Q1 2004 to $37.0 million in Q1 2005. Contract revenues increased $2.7 million (11%) to $28.4 million in Q1 2005, while multi-client revenues (including pre-funding) increased $6.0 million to $8.7 million in Q1 2005.

     Onshore recorded an operating profit of $1.9 million in Q1 2005, marginally up from $1.7 million in Q1 2004. Capitalized cash investments in the multi-client library were $2.1 million in Q1 2005, which was in line with Q1 2004.

     Production. Total revenues decreased $5.6 million, or 8%, from 73.3 million in Q1 2004 to $67.7 million in Q1 2005.

     Total average produced volume on the Company’s four FPSOs was 108,852 barrels per day in Q1 2005, compared to 131,945 barrels per day in Q1 2004.

     Revenues from Petrojarl Foinaven decreased by $5.1 million in Q1 2005 compared to Q1 2004 as a result of lower production. Production levels were impacted by natural field decline, and in addition, production was reduced by problems related to oil/water separation and a related maintenance slowdown reducing production by approximately 20,000 to 25,000 barrels per day for a 19 day period in March. Problems relating to oil/water separation issues have continued into Q2 and in Q3 a three week production slowdown is planned starting end July and a two week production shut down to install a system for re-injection of produced water is planned in September.

     Petrojarl I revenues decreased by $2.6 million in Q1 2005 compared to Q1 2004 as a result of lower production primarily relating to natural field decline. Recent information indicates that Petrojarl I may become available for redeployment early 2007.

     Revenues from Petrojarl Varg increased $2.0 million in Q1 2005 compared to Q1 2004 due to a combination of a slight increase in production and increased revenues relating to services provided to the PL 038 license in connection with work on the Varg field. Production in Q1 was adversely impacted by the previously reported damage to the main production riser that limited production to approximately 15,000 barrels per day. On March 9, the riser was successfully replaced and production returned to normal levels. Consequently, production on Petrojarl Varg is expected to increase in future quarters as compared to Q1.

     Ramform Banff revenues were unchanged in Q1 2005 compared to Q1 2004, since revenues were recorded based on the minimum day rate provision in the contract. Production levels increased slightly, to approximately 12,000 barrels per day, at which levels revenues will exceed the minimum day rate if maintained for a 12 month period.

     Production recorded an operating profit of $15.5 million Q1 2005 compared to $21.6 million in Q1 2004. The decrease is primarily due to decreased revenues for Petrojarl Foinaven and Petrojarl I. Cost of sales was relatively unchanged compared to Q1 2004 since most of the increase in maintenance expenditures, previously communicated, compared to 2004 will be incurred in Q2 and Q3.

Depreciation and Amortization

     Gross depreciation (before any capitalization to multi-client library) increased to $37.5 million in Q1 2005 compared to $35.1 million in Q1 2004, primarily due to increased depreciation in Pertra ($2.2 million). Marine Geophysical depreciation increased $0.8 million as a result of increased investments in equipment, while depreciation in Onshore decreased $0.8 million as a result of a portion of its equipment portfolio becoming fully depreciated.

     Amortization of multi-client library totaled $22.0 million (39% of sales) in Q1 2005 compared to $29.0 million (66% of sales) in Q1 2004. Sales related amortization declined partly due to significant minimum amortization recorded in 2004 which reduced the carrying of certain surveys and partly due to sales of surveys with a zero carrying value. Late sales of surveys with zero carrying value amounted to $25.1 million in Q1 2005 compared to $7.8 million in Q1 2004.

     The Company amortizes its multi-client library primarily based on the ratio between the cost of the survey and the total forecasted sales for such survey. In applying this method, surveys are categorized into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. The Company also applies minimum amortization criteria for the library projects based generally on a five-year life, but with individual profiles established when we adopted fresh-start reporting in 2003. Furthermore the Company records as amortization expense write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material.

     The Company calculates and records minimum amortization individually for each multi-client survey or pool of surveys at year-end. At March 31, 2005 the Company estimates that in Q4 2005 it will record such minimum amortization for 2005 with an amount in the region of $31.0 million in addition to sales related amortization, predominantly related to the Brazil library. The estimate is based on the Company’s expectations for sales related amortization for the remainder of 2004 and is uncertain and subject to change.

Other Operating (Income) Expense, Net

     Other operating (income) expense, net, was income of $6.4 million in Q1 2005 compared to expense of $0.9 million in Q1 2004 and included income of $6.4 million from the release of liabilities related to tax indemnifications on UK leases (see paragraph on UK Leases below).

Interest Expense

     Interest expense for Q1 2005 was $27.3 million compared to $27.9 million for Q1 2004.

     Capitalized interest for multi-client surveys in progress was $0.3 million in Q1 2005 compared to $0.5 million in Q1 2004.

Other Financial Items, Net

     Other financial items, net, for Q1 2005 was income of $5.7 million compared to expense of $3.4 million in Q1 2004. Other financial items, net, for the quarter included:

•	Interest income of $1.5 million in Q1 2005 compared to $1.0 million in Q1 2004

•	Foreign exchange gain of $2.7 million in Q1 2005 compared to a loss of $1.3 million in Q1 2004

•	Consent fee in Q1 2005 of $3.0 million received for certain changes related to some of the Company’s UK leases

•	Other financial expense including interest rate variation expense for UK leases, net of amortization of deferred gain, was $1.5 million in Q1 2005 compared to $3.2 million in Q1 2004

Income Tax Expense (Benefit)

     Income tax expense was $12.2 million for Q1 2005 compared to $14.3 million in Q1 2004. Deferred taxes represented $7.0 million for Q1 2005. The tax provision includes a $9.6 million charge related to the realization of pre fresh start operating loss carryforwards. Under fresh start accounting deferred tax assets associated with operating loss carryforwards are charged to tax expense as those carryforwards are realized. Valuation allowances against such written-down deferred tax assets are recorded as a reduction of intangible assets until such intangibles are exhausted and then credited directly to shareholders’ equity. Current tax expense of $5.2 million relates primarily to foreign taxes in regions where we are subject to withholding taxes or deemed to have a permanent establishment and where we have no carryover losses, and also includes an additional accrual for tax contingencies of $1.1 million.

     As a multi-national organization, the Company is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. As previously disclosed, the Company has an issue pending with the Norwegian Central Tax Office (“CTO”) for 2002 relating to two of our subsidiaries that withdrew from the Norwegian tonnage tax regime. If the CTO position is upheld, the Company estimates that taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company also has tax issues in several other jurisdictions that could eventually result in material amounts of taxes relating to prior years. The Company has established accruals for identified tax contingencies based on its best estimate relating to each contingency.

Capital Investments

     Cash investments in multi-client library (Marine Geophysical, Onshore and Reservoir) totaled $9.9 million in Q1 2005 compared to $15.2 million in Q1 2004.

     Capital expenditures totaled $15.2 million in Q1 2005 compared to $23.6 million in Q1 2004. Capital expenditures for Marine Geophysical were $11.4 million in Q1 2005 compared to $10.5 million in Q1 2004. Pertra capital expenditures were $0.1 million in Q1 2005 compared to $12.8 million in Q1 2004.

Petroleum Geo-Services ASA and Subsidiaries (1)
Consolidated Balance Sheets

	March 31,		December 31,
	2005	2004	2004
	Unaudited	Unaudited	Audited
	(In thousands of dollars)
ASSETS
Cash and cash equivalents	$332,128	$113,078	$132,942
Restricted cash	25,418	39,773	25,477
Shares available for sale	8,071	3,800	9,689
Accounts receivable, net	130,039	158,964	161,283
Unbilled and other receivables	60,633	34,965	40,561
Other current assets	53,141	60,522	60,506

Total current assets	609,430	411,102	430,458
Multi-client library, net	233,362	394,119	244,689
Property and equipment, net	993,674	1,044,245	1,009,008
Oil and natural gas assets, net	555	42,061	71,491
Restricted cash	10,014	10,014	10,014
Investments in associated companies	5,720	8,026	5,720
Intangible assets, net	33,303	48,602	36,114
Other long-lived assets	32,569	39,545	44,659

Total assets	$1,918,627	$1,997,714	$1,852,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	193,474	18,531	19,790
Current portion of capital lease obligations	39,036	18,909	25,583
Accounts payable	43,393	49,920	81,910
Accrued expenses	144,694	166,589	115,256
Deferred tax liabilities	—	2,166	761
Income taxes payable	13,129	14,966	11,870

Total current liabilities	$433,726	$271,081	$255,170
Long-term debt	909,667	1,107,171	1,085,190
Long-term capital lease obligations	17,301	59,631	33,156
Other long-term liabilities	171,449	198,014	219,650
Deferred tax liabilities	9,969	18,940	35,118

Total liabilities	1,542,112	1,654,837	1,628,284

Minority interest in consolidated subsidiaries	1,002	937	962
Shareholders’ equity:
Common stock; 20,000,000 shares authorized, issued and outstanding, par value NOK 30	85,714	85,714	85,714
Additional paid-in capital	277,427	277,427	277,427
Accumulated earnings (deficit)	10,736	(21,964)	(144,683)
Accumulated other comprehensive income	1,636	763	4,449

Total shareholders’ equity	375,513	341,940	222,907

Total liabilities and shareholders’ equity	$1,918,627	$1,997,714	$1,852,153

(1) This information has been prepared based on U.S. GAAP. The 2005 and 2004 interim financial information is unaudited.

Shares

     PGS’ ordinary shares are listed on the Oslo Stock Exchange. The Company’s American Depository Shares (“ADSs”) are listed on the New York Stock Exchange.

Liquidity and Financing

     In Q1 2005 cash and cash equivalents (excluding restricted cash) increased by $199.2 million to $332.1 million at March 31, 2005 compared to $132.9 million at December 31, 2004.

     Net cash provided by operating activities was $73.6 million in Q1 2005 compared to $50.7 million in Q1 2004. Interest on PGS’ 10% and 8% Senior Notes is payable semi-annually, at the end of Q2 and Q4. Consequently, low interest payments benefited cash provided by operating activities in Q1 2005 and 2004.

     The Company realized $152.3 of net cash inflow from the sale of Pertra.

     Restricted cash amounted to $35.4 million at March 31, 2005 compared to $35.5 million at December 31, 2004.

     The Company has a $110 million two-year secured working capital facility (maturing March 2006), $70 million of which can be used for general corporate purposes. The remaining $40 million is available for issuance of letters of credit to support bid and performance bonds associated with PGS’ day-to-day operations. At March 31, 2005, no amounts were outstanding under the revolving credit portion of the facility.

     Interest bearing debt was approximately $1,159 million as of March 31, 2005 compared to $1,164 million as of December 31, 2004 and $1,211 million at December 31, 2003. Net interest bearing debt (interest bearing debt less cash and cash equivalents and restricted cash) was approximately $792 million at March 31, 2005 compared to $995 million as of December 31, 2004 and $1,077 million (adjusted for the final excess cash distribution of $22.7 million which was included in accrued expenses) at December 31, 2003.

     In March 2005, the Company called $175 million of the $250 million 8% Senior Notes, due 2006, for repayment in April 2005 at 102% of par value. As a consequence of the redemption, $175 million of long-term debt has been reclassified to current portion of long-term debt in the consolidated balance sheet as of March 31, 2005.

     The Company has been assigned credit ratings for its senior notes, receiving a Ba3 rating from Moody’s Investors Service, Inc and a B+ rating from Standard & Poor’s Ratings Services.

     PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses and financing and investing transactions in currencies other than the U.S. dollar. The Company’s cash flows from operations are primarily denominated in U.S. dollars, British pounds (“GBP”) and Norwegian kroner (“NOK”). Revenues are predominantly denominated in U.S. dollars while a portion of operating expenses is incurred in GBP and NOK. In Q1 2005 the Company started to hedge a portion of its foreign currency exposure related to operating expenses in NOK by entering into contracts to buy NOK forward. While the Company enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, it does not account for the contracts as hedges. Consequently, all outstanding currency forward contracts are recorded at estimated fair value and gains or losses are included in other financial items, net. At March 31, 2005 the Company had open forward contracts to buy NOK amounting to approximately $15 million with an estimated fair value as of March 31, of $(0.5) million.

UK Leases

     The Company entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard; the FPSO Petrojarl Foinaven; and the production equipment of the Ramform Banff for terms ranging from 20-25 years. These leases are described more fully in PGS’ Annual Report on Form 20-F for the year ended December 31, 2004.

     The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities (“Tax Indemnities”) and for variations in actual interest rates from those assumed in the leases (“Interest Rate Differential”). There are no limits on either of these indemnities.

     The Company has been informed that the UK Inland Revenue generally deferred agreeing to the capital allowances claimed under such leases pending the outcome of a case that was appealed to the UK House of Lords, the highest UK court of appeal. In November 2004, the House of Lords ruled in favor of the taxpayer and rejected the position of the UK Inland Revenue. As a result of the November 2004 decision by the UK House of Lords, we believe it is unlikely that our UK leases will be successfully challenged by the Inland Revenue. In connection with the adoption of fresh start reporting in November 2003 and before the House of Lords’ ruling, the Company recorded a liability of $28.3 million in accordance with the requirements of SOP 90-7. At December 31, 2004 this liability amounted to $32.1 million. The Company releases applicable portions of this liability if and when the UK Inland Revenue accepts the lessors’ claims for capital allowances under each lease. The Company has been informed that in Q1 2005, the Inland Revenue accepted the lessors’ claims to capital allowances for three of the Company’s UK leases, and consequently, in Q1 2005, the Company released $6.4 million of the liability. This amount is included in other (income) expense.

     With respect to the Interest Rate Differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the “Assumed Interest Rates”). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay additional rentals.

     Over the last several years, the actual interest rates have been below the Assumed Interest Rates. When the Company adopted fresh start reporting in November 2003 it recorded a liability of 30.5 million British pounds (approximately $51.6 million), equal to the estimated fair value of the future additional rental payments. This liability was amortized to 27.4 million British pounds ($48.6 million) and 24.6 million British pounds (approximately $47.2 million) at December 31, 2003 and 2004, respectively.

Basis of Unaudited Financial Statements

     The unaudited consolidated financial statements for Q1 2005 are prepared in accordance with U.S. GAAP, using the same accounting principles as were used for the 2004 U.S. GAAP audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. PGS will also file Q1 financial statements based on Norwegian GAAP with the Oslo Stock Exchange by end May 2005. The Company’s financial statements prepared in accordance with Norwegian GAAP are, as previously reported, different from those prepared in accordance with U.S. GAAP in certain material respects.

International Financial Reporting Standards (“IFRS”)

     PGS’ primary financial reporting is in accordance with U.S. GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards (“IFRS”). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. Based on its listing and reporting history, PGS has concluded that the transition rules apply to the Company and intends to defer its IFRS reporting until January 1, 2007.

Material Weaknesses

     PGS has previously disclosed material weaknesses in its internal controls over financial reporting. PGS has taken extensive action to address the material weaknesses and has developed and is continuing to implement a plan to remediate those weaknesses. While the actions the Company has taken have significantly improved the quality of its internal controls over financial reporting, the Company had material weaknesses in certain areas for the period relevant for the preparation of its 2004 financial statements. PGS is committed to remediating the material weaknesses and deficiencies in internal controls over financial reporting as expeditiously as possible and believes that those actions already implemented and those identified and ongoing will achieve this result.

     For additional support to the unaudited, first quarter 2005 results under U.S. GAAP and related news release and presentation, please visit our web site www.pgs.com.

****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four harsh environment floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statement.

Petroleum Geo-Services ASA and Subsidiaries(1)
Consolidated Statements of Cash Flows

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	Unaudited	Unaudited	Audited
	(In thousands of dollars)
Cash flows (used in) provided by operating activities:
Net income (loss)	$155,419	$(12,011)	$(134,730)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	58,707	62,755	368,362
Exploration costs (dry well expensed)	—	—	11,438
Gain sale of subsidiary	(150,318)	—	—
UK lease, realease liability	(6,384)	—	—
Provision (benefit) for deferred income taxes	7,000	8,202	27,263
(Increase) decrease in accounts receivable, net	11,172	(18,359)	(33,577)
Increase (decrease) in accounts payable	(38,517)	(6,398)	25,592
Loss on sale of assets	1,860	30	4,128
Net (increase) decrease in restricted cash	59	1,350	15,646
Other items	34,633	15,129	(1,750)

Net cash provided by operating activities	73,631	50,698	282,372

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(9,865)	(15,213)	(41,140)
Capital expenditures	(15,155)	(23,616)	(148,372)
Sale of subsidiaries	155,356	2,035	2,035
Other items, net	(530)	1,777	4,031

Net cash used in investing activities	129,806	(35,017)	(183,446)

Cash flows (used in) provided by financing activities:
Repayment of long-term debt	(1,503)	(1,483)	(24,167)
Principal payments under capital leases	(2,402)	(3,135)	(22,930)
Net increase (decrease) in bank facility and short-term debt	(336)	—	1,962
Distribution to creditors under the restructuring agreement	—	—	(22,660)
Other items, net	—	(3,192)	(3,488)

Net cash used in financing activities	(4,241)	(7,810)	(71,283)

Effect of exchange rate changes on cash	(10)	(18)	74

Net increase in cash and cash equivalents	199,186	7,853	27,717
Cash and cash equivalents at beginning of period	132,942	105,225	105,225

Cash and cash equivalents at end of period	$332,128	$113,078	$132,942

(1) This information has been prepared based on U.S. GAAP. The 2005 and 2004 interim financial information is unaudited.

Petroleum Geo-Services ASA (1) (2)
Support Tables

General

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) Adjusted EBITDA, when used by the Company, means net income (loss) before discontinued operations, taxes, minority interest, reorganization items, other financial items, interest expense, income from associated companies, other operating (income) expense, gain on sale of subsidiary and depreciation and amortization. EBITDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’ ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies.

Revenue Distribution by Operating Segment

The distribution of our revenue by operating segment for the periods presented was as follows:

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	(In thousands of dollars)
Revenue by operating segments:
Marine Geophysical (A)	$148,247	$121,787	$570,805
Onshore (B)	37,015	28,255	133,161
Production (C)	67,712	73,330	298,202
Pertra	36,742	34,603	184,134
Reservoir/Shared Services/Corporate	6,968	4,624	20,852
Elimination of inter-segment revenue	(11,698)	(14,896)	(77,686)

Total	$284,986	$247,703	$1,129,468

(A) Marine Geophysical revenue by service type:
- Multi-client pre-funding	$5,576	$11,752	$30,535
- Multi-client late sales	42,247	28,687	203,397
- Contract seismic	91,567	71,430	297,749
- Other	8,857	9,918	39,124

Total	$148,247	$121,787	$570,805

(B) Onshore revenue by service type:
- Multi-client pre-funding	$7,275	$2,281	$12,761
- Multi-client late sales	1,387	360	10,112
- Contract seismic	28,353	25,614	110,288

Total	$37,015	$28,255	$133,161

(C) Production revenue by vessel:
- Petrojarl I	$14,064	$16,723	$61,303
- Petrojarl Foinaven	21,563	26,721	96,595
- Ramform Banff	11,256	11,196	51,509
- Petrojarl Varg	20,544	18,496	87,133
- Other	285	194	1,662

Total	$67,712	$73,330	$298,202

Adjusted EBITDA (2), by quarter 2004

Adjusted EBITDA, for the quarters presented was as follows:

	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Net income (loss)	$(12,011)	$(33,861)	$(4,819)	$(84,039)	$(134,730)
Add back:
Income from discontinued operations, net of tax	—	—	—	(3,048)	(3,048)
Income tax expense (benefit)	14,303	14,389	22,676	(3,349)	48,019
Minority interest	—	—	228	712	940
Reorganization items	2,704	446	449	(101)	3,498
Other financial items, net	3,402	3,807	(1,866)	5,518	10,861
Interest expense	27,917	27,367	27,171	28,356	110,811

Income (loss) from associated companies	(810)	(1,319)	1,806	(345)	(668)
Operating profit (loss)	35,505	10,829	45,645	(56,296)	35,683
Other operating (income) expense, net	886	3,108	2,730	1,388	8,112
Depreciation and amortization	62,755	82,089	82,973	140,545	368,362

Adjusted EBITDA	$99,146	$96,026	$131,348	$85,637	$412,157

Adjusted EBITDA (2), by quarter 2005

Adjusted EBITDA, for the quarters presented was as follows:

Q1 2005
(In thousands
of dollars)
Net income	$155,419
Add back:
Income tax expense (benefit)	12,185
Minority expense	356
Other financial items, net	(5,705)
Interest expense	27,331

Operating profit (loss)	189,586
Other operating (income) expense, net	(6,384)
Gain on sale of subsidiary	(150,318)
Depreciation and amortization	58,707

Adjusted EBITDA	$91,591

Adjusted EBITDA (2), by operating segment

The distribution of Adjusted EBITDA, by operating segment, for the periods presented was as follows:

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	(In thousands of dollars)
Marine Geophysical:
Operating profit (loss)	$22,609	$3,914	$(34,967)
Plus: Depreciation and amortization	31,975	38,166	241,712
Plus: Other operating (income) expense, net	—	78	(13)

Adjusted EBITDA, Marine Geophysical	54,584	42,158	206,732

Onshore:
Operating profit (loss)	$1,900	$1,734	$(4,544)
Plus: Depreciation and amortization	7,892	8,260	39,885
Plus: Other operating (income) expense, net	—	3	9

Adjusted EBITDA, Onshore	9,792	9,997	35,350

Production:
Operating profit (loss)	$15,470	$21,641	$77,769
Plus: Depreciation and amortization	11,187	11,044	44,561
Plus: Other operating (income) expense, net	—	—	—

Adjusted EBITDA, Production	26,657	32,685	122,330

Pertra:
Operating profit (loss)	$(1,507)	$11,093	$28,120
Plus: Depreciation and amortization	6,710	4,519	38,965
Plus: Other operating (income) expense, net	—	—	—

Adjusted EBITDA, Pertra	5,203	15,612	67,085

Reservoir/Shared Services/Corporate:
Operating profit (loss)	$151,114	$(2,877)	$(30,695)
Plus: Depreciation and amortization	943	766	3,239
Plus: Gain sale of subsidiary	(150,318)	—	—
Plus: Other operating (income) expense, net	(6,384)	805	8,116

Adjusted EBITDA, Reservoir/Shared Services/Corporate	(4,645)	(1,306)	(19,340)

Total Adjusted EBITDA:
Operating profit (loss)	$189,586	$35,505	$35,683
Plus: Depreciation and amortization	58,707	62,755	368,362
Plus: Gain sale of subsidiary	(150,318)	—	—
Plus: Other operating (income) expense, net	(6,384)	886	8,112

Adjusted EBITDA	$91,591	$99,146	$412,157

Depreciation and amortization

Depreciation and amortization consists of the following for the periods presented:

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	(In thousands of dollars)
Gross depreciation	$37,536	$35,112	$163,876
Depreciation capitalized to MC library	(780)	(1,392)	(3,982)
Amortization of MC library	21,951	29,035	208,468

Total	$58,707	$62,755	$368,362

Other operating (income) expense, net

Other operating (income) expense, net consists of the following for the periods presented:

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	(In thousands of dollars)
UK lease, release liability	$(6,384)	$—	$—
Severance	—	189	665
Cost relating to completion of 2002 U.S. GAAP accounts and re-audit 2001	—	697	7,447

Total unusual items and reorganization items	$(6,384)	$886	$8,112

Interest expense

Interest expense consists of the following for the periods presented:

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	(In thousands of dollars)
Interest expense, gross	$(27,583)	$(28,375)	$(112,272)
Capitalized interest	252	458	1,461

Total	$(27,331)	$(27,917)	$(110,811)

Other financial items, net

Other financial items, net consists of the following for the periods presented:

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	(In thousands of dollars)
Interest income	$1,517	$1,033	$4,840
Foreign exchange gain (loss)	2,733	(1,259)	(8,024)
Sale of shares in Aqua Exploration Ltd.	—	—	1,500
Other financial income (expense) (a)	1,455	(3,176)	(9,177)

Total	$5,705	$(3,402)	$(10,861)

(a) Includes net of amortization of UK lease interest rate differential liability and interest actually paid.

Multi-client library

The net book-value of the multi-client library by year of completion is as follows:

	March 31,	December 31,
	2005	2004
	(In thousands of dollars)
Completed during 1999 and prior years	$19,824	$26,772
Completed during 2000	20,666	21,976
Completed during 2001	104,161	106,876
Completed during 2002	35,231	35,393
Completed during 2003	31,433	33,296
Completed during 2004	9,847	11,620
Completed during 2005	1,418	—

Completed surveys	222,580	235,933
Surveys in progress	10,782	8,756

Multi-client library, net	$233,362	$244,689

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	(In thousands of dollars)
Capitalized depreciation	$780	$1,392	$3,982
Capitalized interest	252	458	1,461

Multi-client cash flow, as defined (c)

Multi-client cash flow by segment for the periods presented was as follows:

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	(In thousands of dollars)
Marine Geophysical:
Multi-client pre-funding (a)	$5,576	$11,752	$30,535
Multi-client late sales (a)	42,247	28,687	203,397
Cash investment in multi-client library (b)	(7,363)	(12,792)	(30,796)

Multi-client cash flow, net	$40,460	$27,647	$203,136

Onshore:
Multi-client pre-funding (a)	$7,275	$2,281	$12,761
Multi-client late sales (a)	1,387	360	10,112
Cash investment in multi-client library (b)	(2,148)	(2,155)	(9,445)

Multi-client cash flow, net	$6,514	$486	$13,428

Reservoir/Elimination:
Multi-client pre-funding (a)	$—	$19	$19
Multi-client late sales (a)	309	574	2,015
Cash investment in multi-client library (b)	(354)	(266)	(899)

Multi-client cash flow, net	$(45)	$327	$1,135

Total multi-client cash flow, net:
Multi-client pre-funding (a)	$12,851	$14,052	$43,315
Multi-client late sales (a)	43,943	29,621	215,524
Cash investment in multi-client library (b)	(9,865)	(15,213)	(41,140)

Multi-client cash flow, net	$46,929	$28,460	$217,699

(a) See Revenue Distribution by Operating Segment above.

(b) See Consolidated Statements of Cash Flows.

(c) Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.

Capital expenditures

Capital expenditures were as follows for the periods presented:

	Quarter ended		Year ended
	March 31,		December 31,
	2005	2004	2004
	(In thousands of dollars)
Marine Geophysical	$11,380	$10,460	$56,946
Onshore	881	71	1,372
Production	11	—	988
Pertra	103	12,769	84,991
Reservoir/Shared Services/Corporate	2,780	316	4,075

Total	$15,155	$23,616	$148,372

Consolidated statements of operations for 2004, by quarter

	Q1	Q2	Q3	Q4	2004
	(In thousands of dollars)
Revenues	$247,703	$271,461	$298,163	$312,141	$1,129,468

Cost of sales/Exploration costs	135,260	158,822	152,553	202,441	649,076
Selling, general and administrative and R&D costs	13,297	16,613	14,262	24,063	68,235

Operating expenses before depreciation, amortization and other operating (income) expense	148,557	175,435	166,815	226,504	717,311
Depreciation and amortization	62,755	82,089	82,973	140,545	368,362
Other operating (income) expense, net	886	3,108	2,730	1,388	8,112

Operating profit (loss)	35,505	10,829	45,645	(56,296)	35,683
Income (loss) from associated companies	810	1,319	(1,806)	345	668
Interest expense	(27,917)	(27,367)	(27,171)	(28,356)	(110,811)
Other financial items, net	(3,402)	(3,807)	1,866	(5,518)	(10,861)

Income (loss) before income taxes and discontinued operations	4,996	(19,026)	18,534	(89,825)	(85,321)
Reorganization items	(2,704)	(446)	(449)	101	(3,498)
Minority expense	—	—	(228)	(712)	(940)
Income tax expense (benefit)	(14,303)	(14,389)	(22,676)	3,349	(48,019)
Income from discontinued operations, net of tax	—	—	—	3,048	3,048

Net income (loss)	$(12,011)	$(33,861)	$(4,819)	$(84,039)	$(134,730)

Shareholders’ Equity

					Accumulated
			Additional	Accumulated	other
	Common stock		paid-in	earnings/	comprehensive	Shareholders'
	Number	Par value	capital	(deficit)	income	equity
(In thousands of dollars, except for share data)
Balance at December 31, 2003	20,000,000	$85,714	$277,427	$(9,953)	$446	$353,634
Net income (loss)	—	—	—	(134,730)	—	(134,730)
Other comprehensive income	—	—	—	—	4,003	4,003

Balance at December 31, 2004	20,000,000	85,714	277,427	(144,683)	4,449	222,907
Net income	—	—	—	155,419	—	155,419
Other comprehensive income (loss)	—	—	—	—	(2,813)	(2,813)

Balance at March 31, 2005	20,000,000	$85,714	$277,427	$10,736	$1,636	$375,513